Exhibit 99.1

iQIYI Announces Second Quarter 2026 Financial Results

BEIJING, CHINA, August 18, 2026 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Highlights

•	Total revenues were RMB6.29 billion (US$926.6 million1), decreasing 5% year over year.

•	Operating loss was RMB104.8 million (US$15.4 million) and operating loss margin was 2%, compared to operating loss of RMB46.2 million and operating loss margin of 1% in the same period in 2025.

•

Non-GAAP operating loss[2] was RMB30.3 million (US$4.5 million) and non-GAAP operating loss margin was 0.5%, compared to non-GAAP operating income of RMB58.7 million and non-GAAP operating income margin of 1% in the same period in 2025.

•	Net loss attributable to iQIYI was RMB287.5 million (US$42.4 million), compared to net loss attributable to iQIYI of RMB133.7 million in the same period in 2025.

•	Non-GAAP net loss attributable to iQIYI[2] was RMB209.7 million (US$30.9 million), compared to non-GAAP net income attributable to iQIYI of RMB14.7 million in the same period in 2025.

“In the second quarter, we reinforced our content leadership and advanced our strategic transformation. According to Enlightent, we maintained the No. 1 domestic market share across long-form dramas, films, and children’s content during the quarter, while our short-form dramas claimed the top domestic market share for the first time in June,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “The strategic transformation toward a decentralized social media ecosystem and our all-in approach to AI are yielding encouraging initial results. We look forward to further leveraging AI to empower our content ecosystem and enhance our financial performance.”

“Our financial performance improved sequentially in the second quarter, marked by revenue growth and substantially narrowed operating loss,” commented Mr. Ying Tian, Chief Financial Officer of iQIYI. “We implemented our share repurchase program, underscoring our commitment to creating long-term value for shareholders.”

Second Quarter 2026 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	June 30, 2025	March 31, 2026	June 30, 2026
	RMB	RMB	RMB
Total revenues	6,628,248	6,225,775	6,287,064
Operating loss	(46,168)	(228,433)	(104,758)
Operating income/(loss) (non-GAAP)	58,678	(148,599)	(30,305)
Net loss attributable to iQIYI, Inc.	(133,708)	(294,581)	(287,504)
Net income/(loss) attributable to iQIYI, Inc. (non-GAAP)	14,652	(234,352)	(209,674)
Diluted net loss per ADS	(0.14)	(0.31)	(0.30)
Diluted net income/(loss) per ADS (non-GAAP)[2]	0.02	(0.24)	(0.22)

Footnotes:
[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.7851 as of June 30, 2026, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

Second Quarter 2026 Financial Results

Total revenues reached RMB6.29 billion (US$926.6 million), decreasing 5% year over year.

Membership services revenue was RMB4.01 billion (US$591.6 million), decreasing 2% year over year.

Online advertising services revenue was RMB1.25 billion (US$183.7 million), decreasing 2% year over year.

Content distribution revenue was RMB681.5 million (US$100.4 million), increasing 56% year over year, primarily driven by the increase in cash transactions.

Other revenues were RMB344.9 million (US$50.8 million), decreasing 58% year over year, primarily due to the alteration of certain business cooperation arrangement.

Cost of revenues was RMB5.25 billion (US$773.7 million), decreasing 1% year over year. Content costs as a component of cost of revenues were RMB3.82 billion (US$563.7 million), increasing 1% year over year.

Selling, general and administrative expenses were RMB744.2 million (US$109.7 million), decreasing 22% year over year. The decrease was primarily attributable to disciplined marketing spending.

Research and development expenses were RMB398.0 million (US$58.7 million), decreasing 6% year over year, primarily attributable to the decrease in personnel-related expenses.

Operating loss was RMB104.8 million (US$15.4 million), compared to operating loss of RMB46.2 million in the same period in 2025. Operating loss margin was 2%, compared to operating loss margin of 1% in the same period in 2025.

Non-GAAP operating loss was RMB30.3 million (US$4.5 million), compared to non-GAAP operating income of RMB58.7 million in the same period in 2025. Non-GAAP operating loss margin was 0.5%, compared to non-GAAP operating income margin of 1% in the same period in 2025.

Total other expense was RMB5.5 million (US$0.8 million), decreasing 91% year over year, primarily attributable to the decrease in interest expense.

Loss before income taxes was RMB110.2 million (US$16.2 million), compared to loss before income taxes of RMB108.1 million in the same period in 2025.

Income tax expense was RMB219.8 million (US$32.4 million), compared to income tax expense of RMB27.2 million in the same period in 2025. The increase was primarily attributable to discrete enterprise income tax expenses and related interest totaling RMB193.6 million (US$28.5 million), relating to certain adjustments at a Chinese mainland subsidiary.

Net loss attributable to iQIYI was RMB287.5 million (US$42.4 million), compared to net loss attributable to iQIYI of RMB133.7 million in the same period in 2025. The net loss was primarily due to the increase in income tax expense during the quarter. Diluted net loss attributable to iQIYI per ADS was RMB0.30 (US$0.04) for the second quarter of 2026, compared to diluted net loss attributable to iQIYI per ADS of RMB0.14 in the same period of 2025.

Non-GAAP net loss attributable to iQIYI was RMB209.7 million (US$30.9 million), compared to non-GAAP net income attributable to iQIYI of RMB14.7 million in the same period in 2025. Non-GAAP diluted net loss attributable to iQIYI per ADS was RMB0.22 (US$0.03), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB0.02 in the same period of 2025.

Net cash provided by operating activities was RMB339.6 million (US$50.0 million), compared to net cash used for operating activities of RMB12.7 million in the same period of 2025. Free cash flow was RMB319.6 million (US$47.1 million), compared to free cash flow of negative RMB34.1 million in the same period of 2025.

As of June 30, 2026, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB4.12 billion (US$607.8 million). In addition, as of the same date, the Company had an aggregate loan of US$636.6 million to PAG, classified as a non-current asset under prepayments and other assets.

Share Repurchase Program

Pursuant to the Company’s share repurchase program of up to US$100 million adopted in March 2026 and effective through September 2027, as of June 30, 2026, the Company had repurchased a total of approximately 21.8 million ADSs for a total cost of US$24.1 million.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 AM on August 18, 2026, U.S. Eastern Time (7:00 PM on August 18, 2026, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10056305-aij68c.html

It will automatically direct you to the registration page of “iQIYI Second Quarter 2026 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through August 25, 2026.

Dial-in numbers for the replay are as follows:

International Dial-in +1 855 883 1031

Passcode: 10056305

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, talent agency, experience business, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income/(loss), non-GAAP operating income/(loss) margin, non-GAAP net income/(loss) attributable to iQIYI, non-GAAP diluted net income/(loss) attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations.

Non-GAAP net income/(loss) attributable to iQIYI, Inc. represents net income/(loss) attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income/(loss) per ADS represents diluted net income/(loss) per ADS calculated by dividing non-GAAP net income/(loss) attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income/(Loss)

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2025	June 30, 2026
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Revenues:
Membership services	4,090,126	4,199,761	4,014,128	8,489,136	8,213,889
Online advertising services	1,272,198	1,240,611	1,246,461	2,600,025	2,487,072
Content distribution	436,578	358,749	681,529	1,065,321	1,040,278
Others	829,346	426,654	344,946	1,660,235	771,600

Total revenues	6,628,248	6,225,775	6,287,064	13,814,717	12,512,839

Operating costs and expenses:
Cost of revenues	(5,292,894)	(5,233,486)	(5,249,566)	(10,699,235)	(10,483,052)
Selling, general and administrative	(959,604)	(816,530)	(744,232)	(1,985,346)	(1,560,762)
Research and development	(421,918)	(404,192)	(398,024)	(834,407)	(802,216)

Total operating costs and expenses	(6,674,416)	(6,454,208)	(6,391,822)	(13,518,988)	(12,846,030)

Operating income/(loss)	(46,168)	(228,433)	(104,758)	295,729	(333,191)

Other income/(expenses):
Interest income	87,779	80,459	73,014	166,535	153,473
Interest expenses	(235,267)	(213,951)	(187,397)	(468,696)	(401,348)
Foreign exchange gain, net	100,811	89,066	89,137	142,700	178,203
Share of losses from equity method investments	(1,086)	(1,464)	(2,172)	(4,703)	(3,636)
Others, net	(14,134)	17,936	21,927	(12,410)	39,863

Total other expense, net	(61,897)	(27,954)	(5,491)	(176,574)	(33,445)

Income/(loss) before income taxes	(108,065)	(256,387)	(110,249)	119,155	(366,636)

Income tax expense	(27,155)	(37,161)	(219,778)	(68,745)	(256,939)
Net income/(loss)	(135,220)	(293,548)	(330,027)	50,410	(623,575)

Less: Net income/(loss) attributable to noncontrolling interests	(1,512)	1,033	(42,523)	1,973	(41,490)

Net income/(loss) attributable to iQIYI, Inc.	(133,708)	(294,581)	(287,504)	48,437	(582,085)

Net income/(loss) attributable to ordinary shareholders	(133,708)	(294,581)	(287,504)	48,437	(582,085)

Net income/(loss) per share for Class A and Class B ordinary shares:
Basic	(0.02)	(0.04)	(0.04)	0.01	(0.09)
Diluted	(0.02)	(0.04)	(0.04)	0.01	(0.09)
Net income/(loss) per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(0.14)	(0.31)	(0.30)	0.05	(0.60)
Diluted	(0.14)	(0.31)	(0.30)	0.05	(0.60)
Weighted average number of Class A and Class B ordinary shares used in net income/(loss) per share computation:
Basic	6,743,563,754	6,756,463,437	6,714,713,903	6,742,194,780	6,735,473,338
Diluted	6,743,563,754	6,756,463,437	6,714,713,903	6,780,167,606	6,735,473,338

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2025	June 30, 2026
	RMB	RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,354,275	3,205,909
Restricted cash	23,123	514
Short-term investments	314,819	917,512
Accounts receivable, net	2,522,668	2,611,330
Prepayments and other assets	2,406,222	2,243,330
Amounts due from related parties	221,681	187,686
Licensed copyrights, net	447,507	488,913

Total current assets	10,290,295	9,655,194

Non-current assets:
Fixed assets, net	903,427	933,019
Long-term investments	1,773,309	1,775,528
Deferred tax assets, net	20,773	11,863
Licensed copyrights, net	5,962,954	6,068,224
Intangible assets, net	217,085	211,353
Produced content, net	14,578,037	13,905,594
Prepayments and other assets	8,458,312	8,420,032
Operating lease assets	489,720	476,505
Goodwill	3,820,823	3,820,823
Amounts due from related parties	167,000	143,900

Total non-current assets	36,391,440	35,766,841

Total assets	46,681,735	45,422,035

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	6,652,432	7,422,956
Amounts due to related parties	3,717,283	3,617,220
Customer advances and deferred revenue	4,160,459	4,191,942
Convertible senior notes, current portion	1,459,151	1,067
Short-term loans	2,493,100	1,945,742
Long-term loans, current portion	738,391	1,600,388
Operating lease liabilities, current portion	84,174	86,983
Accrued expenses and other liabilities	2,762,317	2,630,307

Total current liabilities	22,067,307	21,496,605

Non-current liabilities:
Long-term loans	3,368,876	3,546,659
Convertible senior notes	6,711,948	6,615,221
Amounts due to related parties	38,192	27,412
Operating lease liabilities	340,256	323,522
Other non-current liabilities	846,230	843,215

Total non-current liabilities	11,305,502	11,356,029

Total liabilities	33,372,809	32,852,634

Shareholders’ equity:
Class A ordinary shares	239	241
Class B ordinary shares	193	193
Treasury Stock	—	(163,601)
Additional paid-in capital	56,026,232	56,179,788
Accumulated deficit	(44,015,680)	(44,597,765)
Accumulated other comprehensive income	1,305,542	1,240,991
Non-controlling interests	(7,600)	(90,446)

Total shareholders’ equity	13,308,926	12,569,401

Total liabilities and shareholders’ equity	46,681,735	45,422,035

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands)

	Three Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)

Net cash provided by/(used for) operating activities	(12,731)	186,448	339,582
Net cash used for investing activities (1,2)	(114,005)	(274,759)	(245,937)
Net cash used for financing activities	(465,256)	(933,140)	(200,228)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(27,881)	(34,896)	(8,385)

Net decrease in cash, cash equivalents and restricted cash	(619,873)	(1,056,347)	(114,968)

Cash, cash equivalents and restricted cash at the beginning of the period	4,758,390	4,377,738	3,321,391
Cash, cash equivalents and restricted cash at the end of the period	4,138,517	3,321,391	3,206,423

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	3,329,708	2,941,129	3,205,909
Restricted cash	2,062	379,928	514
Long-term restricted cash	806,747	334	—

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	4,138,517	3,321,391	3,206,423

Net cash provided by/(used for) operating activities	(12,731)	186,448	339,582
Less: Capital expenditures (2)	(21,410)	(76,698)	(20,015)

Free cash flow	(34,141)	109,750	319,567

(1)	Net cash used for investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.
(2)	Capital expenditures are incurred primarily in connection with construction in process, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026
	RMB	RMB	RMB
Operating loss	(46,168)	(228,433)	(104,758)
Add: Share-based compensation expenses	103,313	78,301	72,920
Add: Amortization of intangible assets(1)	1,533	1,533	1,533

Operating income/(loss) (non-GAAP)	58,678	(148,599)	(30,305)

Net loss attributable to iQIYI, Inc.	(133,708)	(294,581)	(287,504)
Add: Share-based compensation expenses	103,313	78,301	72,920
Add: Amortization of intangible assets(1)	1,533	1,533	1,533
Add: Impairment of long-term investments	25,950	9,009	—
Add: Fair value loss/(gain) of long-term investments	17,564	(28,614)	3,377

Net income/(loss) attributable to iQIYI, Inc. (non-GAAP)	14,652	(234,352)	(209,674)

Diluted net loss per ADS	(0.14)	(0.31)	(0.30)
Add: Non-GAAP adjustments to earnings per ADS	0.16	0.07	0.08

Diluted net income/(loss) per ADS (non-GAAP)	0.02	(0.24)	(0.22)

(1)	This represents amortization of intangible assets resulting from business combinations.